                                                                    Exhibit 12-A

                         Delmarva Power & Light Company

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)
                             ----------------------

                                                 12 Months
                                                   Ended                              Year Ended December 31,
                                                  March 31,    --------------------------------------------------------------------
                                                    1999          1998          1997           1996          1995           1994
                                                 ---------     ---------     ---------      ---------      ---------      ---------
Net income                                       $ 152,880     $ 112,410     $ 105,709      $ 116,187      $ 117,488      $ 108,310
                                                 ---------     ---------     ---------      ---------      ---------      ---------

Income taxes                                        98,142        72,276        72,155         78,340         75,540         67,613
                                                 ---------     ---------     ---------      ---------      ---------      ---------

Fixed charges:
  Interest on long-term debt
    including amortization of
    discount, premium and expense                   80,729        81,132        78,350         69,329         65,572         61,128
  Other interest                                     7,982         9,328        12,835         12,516         10,353          9,336
  Preferred dividend requirements of a
    subsidiary trust                                 5,688         5,688         5,687          1,390             --             --
                                                 ---------     ---------     ---------      ---------      ---------      ---------
    Total fixed charges                             94,399        96,148        96,872         83,235         75,925         70,464
                                                 ---------     ---------     ---------      ---------      ---------      ---------

Nonutility capitalized interest                         --            --          (208)          (311)          (304)          (256)
                                                 ---------     ---------     ---------      ---------      ---------      ---------

Earnings before income taxes
  and fixed charges                              $ 345,421     $ 280,834     $ 274,528      $ 277,451      $ 268,649      $ 246,131
                                                 =========     =========     =========      =========      =========      =========

Ratio of earnings to fixed charges                    3.66          2.92          2.83           3.33           3.54           3.49

For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the interest factor associated with DPL's major leases, and one-third of the remaining annual rentals.